UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 11)*

                                      P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Issuer)

                                         COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

                                 693149-10-6

(CUSIP Number)

MATTHEW T. MOROUN

12225 STEPHENS ROAD

WARREN, MI 48089

(586) 939-7000

Copy to:

Edwin J. Lukas

CenTra, Inc.

12225 Stephens Road

WARREN, MI 48089

(586) 939-7000

_______________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                        June 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSON MATTHEW T. MOROUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO SEE ITEM 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,037,765*
	8.	SHARED VOTING POWER 2,867,000**
	9.	SOLE DISPOSITIVE POWER 1,037,765*
	10.	SHARED DISPOSITIVE POWER 2,867,000**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,904,765
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.8%
14.		TYPE OF REPORTING PERSON IN

* Consists of 1,037,765 shares of the Issuer’s Common Stock owned directly by Mr. Matthew T. Moroun.

** Consists of 2,867,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T.

Moroun is a beneficiary and, together with Mr. Edwin J. Lukas, a co-trustee.

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CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSON EDWIN J. LUKAS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO SEE ITEM 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 205*
	8.	SHARED VOTING POWER 2,867,000**
	9.	SOLE DISPOSITIVE POWER 205*
	10.	SHARED DISPOSITIVE POWER 2,867,000**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,867,205
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%
14.		TYPE OF REPORTING PERSON IN

* Consists of 205 shares of the Issuer’s Common Stock owned directly by Mr. Edwin J. Lukas.

** Consists of 2,867,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T.

Moroun is a beneficiary and, together with Mr. Edwin J. Lukas, a co-trustee.

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This Amendment No. 11 amends and supplements the statement on Schedule 13D filed on January 15, 1997, as amended by the Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002, Amendment No. 3 filed on March 6, 2009, Amendment No. 4 filed on March 23, 2009, Amendment No. 5 filed on January 29, 2014, Amendment No. 6 filed on January 29, 2015, Amendment No. 7 filed on May 2, 2016, Amendment No. 8 filed on April 7, 2017, Amendment No. 9 filed on December 6, 2017 and Amendment No. 10 filed on July 5, 2018 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This statement is being filed by Matthew T. Moroun and Edwin J. Lukas (collectively, the “Reporting Persons”). Mr. Edwin J. Lukas serves as co-trustee of the Moroun Trust.

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)	Matthew T. Moroun is the Chairman of the board of directors of the Issuer. Matthew T. Moroun is the sole shareholder, President and a director of DIBC Holdings, Inc., a holding company for Detroit International Bridge Company and its subsidiaries. Its business address is 12225 Stephens Road, Warren, Michigan 48089. Matthew T. Moroun is also the sole shareholder of CenTra, Inc. He has served as a director of CenTra since 1993. CenTra, Inc. is a privately-owned transportation holding company. Its business address is 12225 Stephens Road, Warren, Michigan 48089. Matthew T. Moroun is also the Chairman of the board of directors of Universal Logistics Holdings, Inc. (NASDAQ: ULH). Universal Logistics Holdings, Inc. is an asset-light provider of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. Its business address is 12755 E. Nine Mile Road, Warren, Michigan 48089. Matthew T. Moroun is the principal shareholder and has served as Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan, and its subsidiaries, since 1996.

Edwin J. Lukas is a member of the board of directors of the Issuer. Edwin J. Lukas is Executive Vice President and General Counsel of CenTra, Inc., a privately-owned transportation holding company with its business address located at 12225 Stephens Road Warren, Michigan 48089.

(d)+(e)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

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Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

Pursuant to the Issuer’s modified “Dutch Auction” tender offer which expired at 5:00 p.m, Eastern Time, on June 11, 2019, the Issuer purchased 192,743 shares of its Common Stock (approximately 3.2% of its outstanding shares of Common Stock). No shares of Common Stock were tendered by the Reporting Persons in connection with this tender offer. On March 31, 2019, Messrs. Moroun and Lukas each received 205 shares of Common Stock from the Issuer as part of the Issuer’s annual retainer for non-employee directors. Additionally, since the filing of Amendment No. 10 to this Schedule 13D, the Moroun Trust transferred 125,000 shares of the Issuer’s Common Stock to Mr. Moroun. The shares transferred by the Moroun Trust to Mr. Moroun were included in Mr. Moroun’s beneficial ownership as previously reported in the Schedule 13D. Therefore, the increase in the percentage of Common Stock beneficially owned by the Reporting Persons since the filing of Amendment No. 10 to this Schedule 13D is due to each Reporting Person’s receipt of shares of Common Stock as part of his annual retainer as a non-employee director of the Issuer and to a decrease in the Issuer’s total outstanding shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

Since the filing of Amendment No. 10 to this Schedule 13D, 125,000 shares of Common Stock were transferred by the Moroun Trust to Mr. Moroun and 205 shares of Common Stock were awarded to each of Messrs. Moroun and Lukas as part of an annual retainer for non-employee directors. The Moroun Trust may in the future from time to time make similar transfers of shares of Common Stock to Mr. Moroun.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	Mr. Moroun beneficially owns an aggregate of 3,904,765 shares, or 67.8%, of the outstanding Common Stock. Of the 3,904,765 shares beneficially owned by Mr. Moroun, 1,037,765 shares are owned directly by Mr. Moroun and 2,867,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is a beneficiary and, together with Mr. Lukas, a co-trustee. Mr. Lukas beneficially owns an aggregate of 2,867,205 shares, or 49.8%, of the outstanding Common Stock. Of the 2,867,205 shares beneficially owned by Mr. Lukas, 205 shares are owned directly by Mr. Lukas and 2,867,000 shares are held of record by the Moroun Trust, of which Mr. Lukas, together with Mr. Moroun, is a co-trustee. The percentage of the outstanding shares of Common Stock owned by each Reporting Person is based on 5,757,105 shares of Common Stock outstanding, as reported in Exhibit (a)(1)(H) to the Issuer’s Tender Offer Statement on Schedule TO-I/A filed with the Commission on June 14, 2019.

(b)	Mr. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 1,037,765 shares of Common Stock. Mr. Lukas has sole power to vote or direct the vote and to dispose or direct the disposition of 205 shares of Common Stock. Mr. Moroun and Mr. Lukas share the power to vote or direct the vote and to dispose or direct the disposition of 2,867,000 shares of Common Stock held by the Moroun Trust.

(c)	Except as otherwise described herein, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1.1	Joint Filing Agreement dated July 2, 2018 by and among Matthew T. Moroun and Edwin J. Lukas (incorporated by reference to Exhibit 1.1 of the Schedule 13D/A filed by the Reporting Persons with the Commission on July 5, 2018 (File No. 005-39193)).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	July 26, 2019
MATTHEW T. MOROUN

By: /s/ Matthew T. Moroun
Name: Matthew T. Moroun

EDWIN J. LUKAS

By: /s/ Edwin J. Lukas
Name: Edwin J. Lukas

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